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                                                     FILED BY CONTOUR ENERGY CO.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12

                                             Subject Company: Contour Energy Co.
                                                Exchange Act File No.: 001-14286


                        [CONTOUR ENERGY CO. LETTERHEAD]

                                                                    NEWS RELEASE
================================================================================

FOR IMMEDIATE RELEASE
OCTOBER 5, 2001

                           CONTOUR TO SOLICIT CONSENTS
                          TO EXCHANGE PREFERRED SHARES

         HOUSTON, TEXAS - CONTOUR ENERGY CO. ("Contour" or the "Company"), announces its intent to solicit consents of its stockholders to exchange each share of the Company's outstanding preferred stock for three shares of common stock and $7.25 in cash.

         The Company intends to file today with the Securities and Exchange Commission a registration statement containing a preliminary consent solicitation and information statement to solicit approval for the transaction. The structure of the transaction involves the reclassification of each share of the Company's $2.625 convertible exchangeable preferred stock ("Existing Preferred Stock") into three shares of the Company's common stock and one share of $7.25 redeemable cash equivalent preferred stock, which shall be redeemed by the Company for $7.25 cash immediately following the reclassification. The reclassification will require approval by holders of a majority of the common stock and Existing Preferred Stock voting together as a single class and of two-thirds of the Existing Preferred Stock voting as a separate class. Consents will be solicited only from the holders of Existing Preferred Stock because the Company has already received the consent of holders representing a majority of the common stock.

         The reclassification has been approved unanimously by Contour's board, including the two directors elected by the Existing Preferred Stock as a class. Only holders of record of Existing Preferred Stock on October 12, 2001, the record date, will be entitled to consent to the proposed reclassification. The Company has received written commitments to consent to the reclassification from significant holders of Existing Preferred Stock representing approximately 28.8% of the class.

         While the Company's board has the right to withdraw the proposed reclassification at any time prior to its effectiveness, the Company anticipates that definitive consent solicitation documentation will be sent to stockholders in mid to late November 2001.
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         Contour Energy Co. is engaged in the exploration, development, acquisition and production of oil and natural gas. Natural gas represents about 90% of the Company's equivalent production.



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         INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY
STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. In connection with the proposed transaction, Contour Energy Co. has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a proxy statement/prospectus with regard to the proposed reclassification. Stockholders may obtain a free copy of the proxy statement/prospectus and other documents containing information about Contour Energy Co., without charge, at the SEC's internet site (http://www.sec.gov). Copies of the proxy statement/prospectus may also be obtained for free by directing a request to Investor Relations, Contour Energy Co., 1001 McKinney St., Suite 900, Houston, Texas 77002.

         In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Contour shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by Contour Energy Co.

         Contour Energy Co. common stock and preferred stock are traded on the OTC Bulletin Board under the symbols CONC and CONCP.

CAUTIONARY STATEMENT AS TO FORWARD-LOOKING INFORMATION

         Statements made herein (as well as information included in oral or other written statements made or to be made by the Company or its representatives) that are forward-looking in nature are intended to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to matters such as anticipated operating and financial performance, business prospects, future reserves, cash flow and value, developments and results of the Company. Actual performance, prospects, reserves, cash flow and value, developments and results may differ materially from any or all anticipated results due to economic conditions and other risks, uncertainties and circumstances partly or totally outside the control of the Company, including rates of inflation, natural gas prices, uncertainty of reserve estimates, rates and timing of future production of oil and gas, exploratory and development activities, acquisition risks, changes in the level and timing of future costs and expenses related to drilling and operating activities and those risk factors described in the Company's Annual Report on Form 10-K, including the amendment thereto, for the fiscal year ended December 31, 2000.
         Words such as "anticipated", "expect", "estimate", "project" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include the risk factors described in the Company's Form 10-K mentioned above.



Company Contact:       Investor Relations                    (713) 652-5200